Domtar Corporation

234 Kingsley Park Drive

Fort Mill, South Carolina 29715

November 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Domtar Corporation

Request to Withdraw Registration Statement on Form S-3ASR

File No. 333-233935

Ladies and Gentlemen:

On behalf of Domtar Corporation (the “Company”) and each of the registrant guarantors listed on Schedule A attached hereto (the “Registrant Guarantors”) and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company and each Registrant Guarantor hereby respectfully requests the withdrawal of its Registration Statement on Form S-3ASR (File No. 333-233935), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2019. The Registration Statement became effective upon filing with the Commission pursuant to Rule 462(e) promulgated under the Securities Act.

On November 30, 2021, pursuant to that certain Agreement and Plan of Merger, dated as of May 10, 2021, by and among the Company, Karta Halten B.V., a private limited company organized under the laws of the Netherlands (“Parent”), Pearl Merger Sub Inc., a Delaware corporation and a subsidiary of Parent (“Merger Sub”), Paper Excellence B.V., a private limited company organized under the laws of the Netherlands, and Hervey Investments B.V., a private limited company organized under the laws of the Netherlands, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a subsidiary of Parent.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please fax a copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel, Steven J. Slutzky of Debevoise & Plimpton LLP, at (212) 521-7036 and Robert M. Katz of Latham & Watkins LLP, at (212) 751-4864.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel, Steven J. Slutzky of Debevoise & Plimpton LLP, at (212) 909-6036 or Robert M. Katz of Latham & Watkins LLP, at (212) 906-1609 at your earliest convenience.

Sincerely, DOMTAR CORPORATION
By:	/s/ Nancy Klembus
Name:	Nancy Klembus
Title:	Senior Vice President, General Counsel and Corporate Secretary

Schedule A

Registrant Guarantor	File No.	Signatures
E.B. Eddy Paper, Inc.	333-233935-03	E.B. Eddy Paper, Inc.
		By:	/s/ Nancy Klembus
Name: Nancy Klembus Title: Secretary

EAM Corp	333-233935-04	EAM Corp
		By:	/s/ Nancy Klembus
Name: Nancy Klembus Title: Secretary

Domtar Paper Company, LLC	333-233935-05	Domtar Paper Company, LLC
		By:	/s/ Nancy Klembus
Name: Nancy Klembus Title: Manager

Domtar A.W. LLC	333-233935-06	Domtar A.W. LLC
		By:	/s/ Nancy Klembus
Name: Nancy Klembus Title: Manager